CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Company Registration No. 198703584K)

Exhibit 99.1

RESULTS OF THE NINETEENTH ANNUAL GENERAL MEETING HELD ON APRIL 24, 2007

Chartered Semiconductor Manufacturing Ltd (the “Company”) is pleased to inform that at its Nineteenth Annual General Meeting (“AGM”) held today, April 24, 2007, all the resolutions as set out in the Notice of AGM dated March 28, 2007 were put to the Meeting and duly passed.

Submitted by:
Looi Lee Hwa
Company Secretary